August 1, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Susan Block, Esq., Attorney-Advisor

Re:	Euronav NV

Draft Registration Statement on Form F-4

Submitted May 6, 2014

CIK No. 0001604481

Dear Ms. Block:

Reference is made to the draft confidential registration statement on Form F-4 (the “Draft F-4 Registration Statement”) of Euronav NV (the “Company”), that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on May 6, 2014, in connection with the Company’s proposed exchange offer, through which the Company will offer to exchange all of its outstanding unregistred orginary shares issued in Belgium (not including the ordinary shares held by affiliates of the Company) (the “Exchange Offer”). By letter dated May 30, 2014, (the “Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Draft F-4 Registration Statement. The first amended draft registration statement on Form F-4 (the “Amended Draft F-4 Registration Statement”), which responds to the Staff’s comments contained in the Comment Letter, is today being submitted to the Commission for confidential review.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Draft F-4 Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

General

1.	We note that you have outstanding comments related to your registration statement on Form F-1 (File No. 377-00585) originally submitted on April 29, 2014. Please note that all comments on the referenced Form F-1 and any subsequent amendments thereto will need to be fully resolved and, to the extent applicable, this Form F-4 will need to be revised to address such comments before we act on a request for acceleration of the effectiveness of this Form F-4.

The Company acknowledges the Staff’s comment and understands that all comments on the Company’s registration statement on Form F-1 will need to be fully resolved, and that, to the extent applicable, the Company’s registration statement on Form F-4 will need to be revised to address such comments before the Staff will act on a request for acceleration of the effectiveness of the Company’s registration statement on Form F-4. The Company advises the Staff that the Amended Draft Registration Statement on Form F-4 reflects the Company’s responses to the Comment letter and the comments it has received to its registration statement on Form F-1, to the extent applicable.

2.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Company supplementally confirms that the Exchange Offer will remain open for at least 20 full business days, and further, that the Company will include the expiration date of the Exchange Offer in its final prospectus.

3.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement of the offer. See Q&A No. 8 in Exchange Act Release No. 16623 (March 5, 1980). Please confirm in your response that the offer will be open at least through midnight on the twentieth business day following commencement. See Rule 14d-1(g)(3).

The Company confirms that the Exchange Offer will remain open for at least 20 full business days, at least through midnight on the 20th business day following commencement of the Exchange Offer.

Calculation of Registration Fee Table

4.	Please tell us when you will be indicating the number of shares registered for the exchange offer.

The Company plans to indicate the number of shares registered for the Exchange Offer on its registration statement on Form F-4 that is publicly filed via EDGAR.

The Exchange Offer, page 126

5.	Please tell us when the Original Shares were offered and if you plan on disclosing that in the registration statement prior to effectiveness. We may have further comment when we review your response.

The Company advises the Staff that the Original Shares consist of ordinary shares that were offered and sold in offshore transactions to non-U.S. persons pursuant to Regulation S under the Securities Act of 1933, as amended, and in the United States to “qualified institutional buyers” as defined in, and in reliance on, Rule 144A. The Original Shares will consist of all of the Company’s issued and outstanding ordinary shares as of the date the Company first publicly files its registration statement on

Form F-4 (not including the ordinary shares held by affiliates of the Company). The Company has revised the prospectus cover page, and its disclosure under the headings “Summary of the Exchange Offer” and “The Exchange Offer” to include this information. For additional information on the Company’s prior equity offerings, including when the Original Shares were offered, the Company refers the Staff to its disclosure in the Amended Draft F-4 Registration Statement under the heading “Description of Share Capital—Share History.”

Expiration Date, page 128

6.	Refer to the bullet points on page 128. The first bullet point references a delay in the acceptance of Original Shares “as may be permitted under SEC rules.” The second bullet point refers to an extension of the Exchange Offer. It is not clear under what circumstances the acceptance of Original Shares could be delayed other than for the satisfaction of certain regulatory conditions which are not offer conditions in this Exchange Offer. Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state. Please revise or advise.

In response to the Staff’s comment, the Company has revised the first bullet, referenced above, to state that the Company may delay acceptance of any Original Shares due to an extension of the Exchange Offer and in accordance with SEC rules.

7.	We note your disclosure that you reserve the right, in your sole discretion, to delay acceptance of any Original Shares if you determine that a stated condition to the offer has been triggered. When an offer condition is triggered by events that occur before expiration of the offer, you should inform target security holders how you intend to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

The Company confirms its understanding of the Staff’s comment.

Conditions of the Exchange Offer, page 130

8.	We note your disclosure that your failure at any time to exercise the rights discussed in the first paragraph in this section will not be considered a waiver by you of that right. When an offer condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. Please confirm your understanding in your response letter.

The Company confirms its understanding of the Staff’s comment.

Exhibits

9.	Please file the Form of Letter of Transmittal.

The Company confirms that it will file the Form of Letter of Transmittal as an exhibit to its registration statement on Form F-4 in a subsequent submission.

* * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Robert Lustrin, Esq. at (212) 574-1420, Keith Billotti. Esq. at (212) 574-1274 or Filana Silberberg, Esq. at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.